Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Bookham, Inc. for the registration of 17,732,290 shares of its common stock and to the incorporation by reference therein of our reports dated September 11, 2006, with respect to the consolidated financial statements and schedule of Bookham, Inc., Bookham, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Bookham, Inc., included in its Annual Report (Form 10-K) for the year ended July 1, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Jose, California
April 18, 2007